November 18, 2024

Adam Dooley
Chief Executive Officer
Everest Consolidator Acquisition Corporation
4041 MacArthur Blvd
Newport Beach, CA 92660

       Re: Everest Consolidator Acquisition Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed November 5, 2024
Dear Adam Dooley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Steven Lipstein